

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

March 15, 2023

Calvin D. Smiley, Sr.
Chief Executive Officer
VECTOR 21 HOLDINGS, INC.
9605 W. 49th Ave., #200
Wheat Ridge, CO 80033

> **Re: VECTOR 21 HOLDINGS, INC.**
> **Amendment No. 2 to Registration Statement on Form 10-12G**
> **Filed March 9, 2023**
> **File No. 000-56418**

Dear Calvin D. Smiley:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Christen Lambert